TSX-V: MAD	OTCBB: MRDDF	FSE: MRG

Unit 1, 15782 Marine Drive, White Rock, BC. V4B 1E6

Tel: (604)536-2711    www.mirandagold.com

2012 PHASE I DRILLING INTERSECTS 0.131 OZ AU/TON (4.49 G AU/T) AT MIRANDA GOLD’S ANGEL WING PROJECT

Vancouver, BC, Canada –August 7, 2012 – Miranda Gold Corp. (“Miranda”) (TSX-V: MAD) is pleased to announce that Ramelius Resources Ltd. (“Ramelius”) (ASX:RMS), our funding partner at Angel Wing, completed its 2012 Phase I five-hole drill program and all analyses are complete.  Ramelius drilled a total of 3,995 ft (1,217 m) of reverse circulation (“RC”) drilling.  All holes intersected gold at grades above 0.010 oz Au/ton (0.343 g Au/t) with the highest 5 ft (1.5 m) intercept being 0.131 oz Au/ton (4.49 g Au/t).  Angel Wing is an epithermal vein and sediment-hosted gold project in northeast Elko County, Nevada.

The five RC holes, all drilled by Boart Longyear Company with a track-mounted drill, further tested the Da Vinci and Botticelli vein systems as well as resistivity highs flanking these veins and a donut-shaped high-low magnetic anomaly in an area of Tertiary rhyolite.  Significant gold and silver intersections are tabulated by target area in the following table and are defined as those with gold grades of 0.01 oz Au/ton (0.343 g Au/t) or higher over intercepts of 5 ft (1.5 m) or longer, or silver grades of 0.30 oz Ag/ton (10.29 g Ag/t) or higher.

Hole ID	Interval (ft)	Length (ft)	Grade (oz/ton) Au	Grade (oz/ton) Ag	Interval (m)	Length (m)	Grade (g/t) Au	Grade (g/t) Ag
El Greco Target
AW12-01	680-700	20		0.39	207.3-213.4	6.1		13.4
	685-690	5	0.010		208.8-210.3	1.5	0.353
	780-785	5	0.050		237.7-239.3	1.5	1.715
AW12-05	640-685	45	0.010		195.1-208.8	13.7	0.356
including	655-660	5	0.021		199.6-201.2	1.5	0.727
and	675-685	10	0.026		205.7-208.8	3.0	0.906
	730-795	65	0.030		222.5-242.3	19.8	1.016
including	740-770	30	0.055		225.6-234.7	9.1	1.872
and	745-755	10	0.100		227.1-230.1	3.0	3.44
and	745-750	5	0.131		227.1-228.6	1.5	4.49
Da Vinci Target
AW12-02	85-95	10	0.022		25.9-29.0	3.0	0.75
AW12-03	60-80	20		0.80	18.3-24.4	6.1		27.5
including	65-75	10	0.018		19.8-22.9	3.0	0.634
Botticelli Target
AW12-04	100-130	30	0.021		30.5-39.6	9.1	0.726
including	125-130	5	0.044		38.1-39.6	1.5	1.505

	Original data are in feet and ppm (g Au/t). True thickness of gold and silver intercepts cannot be determined.

Drill hole AW12-05, with a high gold value of 5 ft (1.5 m) of 0.131 oz Au/ton (4.49 g Au/t), is one of the two best gold holes at Angel Wing.  It and historic hole DC-7 (50 ft of 0.048 oz Au/ton; 15.2 m of 1.643 g Au/t) located about 1,400 ft (425 m) southeast of AW12-05, have gold mineralization in decalcified and pervasively silicified limestone.

All drill samples were collected with an RC drill rig using 5 ft sample intervals and following standard industry practice. QC/QA included the insertion and continual monitoring of numerous standards and blanks on a regular basis. ALS Global performed all sample preparation and geochemical analyses.

Ramelius has begun a second phase drill program.  The four-hole RC program will total about 3,000 ft (900 m) of drilling and will explore the extent of gold mineralization intersected in AW12-05, the northward projection of the Da Vinci vein, and geochemical anomalies in the Raphael target area approximately 4,000 ft (1,200 m) northwest of AW12-05.

Angel Wing currently has seven gold target areas identified by geologic mapping of quartz-calcite veins with distinctive "angel wing" textures, rock and soil geochemistry, and geophysics.  To date, Ramelius has drill tested six of the target areas.

Project Details

The Angel Wing project consists of 87 unpatented lode claims covering 2.8 sq mi (7.3 sq km.) in northeast Elko County, Nevada.  Project area stratigraphy from youngest to oldest is Tertiary felsic volcanic units, Tertiary conglomerate, and limestone, probably late Paleozoic or Triassic in age.  Past work consisted of geologic mapping, soil and rock sampling, a gravity survey, and RC drilling.  Gold values from 0.1 to 94 g Au/t in rock chips occur in an area about 6,700 ft (2,042 m) long and up to 3,000 ft (914 m) wide.  High gold-value rock-chip samples with 0.29 to 2.7 oz Au/ton (10 to 94 g Au/t) occur in steeply dipping, quartz-calcite-adularia veins within the limestone.  Rock samples of altered and quartz-calcite veinlet stockworked limestone and Tertiary conglomerate contain up to 0.045 oz Au/ton (1.530 g Au/t).  Historic shallow vertical drilling targeted disseminated mineralization and returned up to 0.048 oz Au/ton over 50 ft (1.643 g Au/t over 15.2 m) in drill hole DC-7.  Since 2010, Ramelius completed IP/Resistivity, ground magnetic, and soil geochemical surveys, three core holes, and 22 RC holes.

All data disclosed in this press release, including sampling, analytical and test data, have been reviewed and verified by Vice President of Exploration Joseph Hebert, C.P.G., B.Sc. Geology and Qualified Person as defined by National Instrument 43-101.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada, Alaska and Colombia and whose emphasis is on generating gold exploration projects with world-class discovery potential.  Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk.  Miranda has ongoing partnerships with Agnico-Eagle (USA) Inc., Montezuma Mines Inc., Navaho Gold Ltd., NuLegacy Corporation, Ramelius Resources Ltd., and Red Eagle Mining Corporation.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Joe Hebert, Vice President, Exploration at 775-738-1877.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC.

This news release contains forward-looking statements that are based on the Company’s current expectations and estimates. Forward-looking statements are frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “suggest”, “indicate” and other similar words or statements that certain events or conditions “may” or “will” occur. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause actual events or results to differ materially from estimated or anticipated events or results implied or expressed in such forward-looking statements.   Such factors include, among others: the actual results of current exploration activities; conclusions of economic evaluations; changes in project parameters as plans to continue to be refined; possible variations in ore grade or recovery rates; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing; and fluctuations in metal prices.  There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.